UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

ALIGN TECHNOLOGY, INC.

(Name of Issuer)

Common Shares with a par value of $0.0001

(Title of Class of Securities)

016255101

(CUSIP Number)

Jonathan P. Graham

Senior Vice President—General Counsel

James F. O’Reilly

Associate General Counsel and Secretary

2099 Pennsylvania Avenue, N.W., 12th Floor

Washington, D.C. 20006-1813

(202) 828-0850

with a copy to:

Trevor S. Norwitz, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street New York, New York 10019

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 16, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [            ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d -7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Danaher Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 6,412,132 shares of common stock†
8. Shared Voting Power n/a
9. Sole Dispositive Power 6,412,132 shares of common stock†
10. Shared Dispositive Power n/a

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,412,132 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 8.8%
14.

Type of Reporting Person (See Instructions)

CO

†  Does not include the 2,025,000 shares of common stock to be issued to the Filing Person by the Issuer following receipt of required regulatory approvals and satisfaction of certain other conditions, as described in Item 6 hereof.

*  Calculation based on the total number of outstanding shares of Common Stock as of August 12, 2009 of 66,678,118 (based on information provided by the Issuer) plus the additional shares issued to the Filing Person by the Issuer as described in Item 6 hereof.

Item 1. Security and Issuer

This Statement relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Align Technology, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 881 Martin Avenue, Santa Clara, California 95050.

Item 2. Identity and Background

This Statement is being filed by Danaher Corporation, a Delaware corporation (the “Filing Person” or “Danaher”). Danaher principally engages in the business of designing, manufacturing and marketing professional, medical, industrial, commercial and consumer products. The principal office of Danaher is located at 2099 Pennsylvania Avenue, N.W., 12th Floor, Washington, D.C. 20006.

The name, business address, present principal occupation or employment and citizenship of each director and each executive officer of the Filing Person are set forth in Schedule I hereto and are incorporated herein by reference.

During the last five years, neither the Filing Person, nor, to the knowledge of the Filing Person, any of the persons listed on Schedule I, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Considerations

The disclosure set forth in Item 6 is incorporated into this Item 3 by reference as if fully set forth herein

Item 4. Purpose of Transaction

The disclosure set forth in Item 6 is incorporated into this Item 4 by reference as if fully set forth herein.

The shares of Issuer Common Stock held by the Filing Person are held for investment purposes. The Filing Person intends to continuously review its investment in the Issuer, and may in the future determine (i) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by it or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results, described in the next paragraph of this Item 4. Notwithstanding anything contained herein, the Filing Person specifically reserves the right to change its intention with respect to any or all of such matters, and any course of action taken by the Filing Person will be subject to the restrictions described in Item 6 of this Statement. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Filing Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its business generally; other business opportunities available to the Filing Person; developments with respect to the business of the Filing Person; changes in law and government regulations; general economic conditions and the conditions in the industries served by the Filing Person and the Issuer, respectively; and money and stock market conditions, including the market price of the securities of the Issuer.

Other than as set forth in this Statement, the Filing Person has no present plans or proposals that relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated in this paragraph.

Item 5. Interest in Securities of the Issuer

(a)	As of August 17, 2009, the aggregate number and percentage of shares of Common Stock of the Issuer beneficially owned by the Filing Person was 6,412,132 or approximately 8.8%.

(b)	The Filing Person has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 6,412,132 shares of Common Stock of the Issuer.

(c)	Other than the 5,561,489 shares of Issuer Common Stock that were granted by the Issuer to the Filing Person on August 17, 2009 as described in Item 6 below, the Filing Person has not effected any transaction in the shares of Common Stock of the Issuer in the past sixty days.

(d)	N/A

(e)	N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On August 16, 2009, the Issuer and Ormco Corporation (“Ormco”), an indirect, wholly-owned subsidiary of the Filing Person, settled certain litigation pending between the Issuer and Ormco. As part of the settlement, the Issuer agreed to grant to the Filing Person at no cost 7,586,489 fully paid and nonassessable shares of Issuer common stock (the “Shares”) pursuant to a Stock Purchase Agreement dated August 16, 2009 (“the “Stock Purchase Agreement”). With respect to the Shares, 5,561,489 were issued to the Filing Person on August 17, 2009, and the balance of 2,025,000 (the “Second Tranche Shares”) will be issued to the Filing Person as soon as clearance is received under the Hart-Scott-Rodino Antitrust Improvements Act, as amended (the “HSR Act”) and all other conditions are met. If HSR Act clearance has not been received by September 30, 2009, then from September 30, 2009 to February 28, 2010, the Filing Person may elect to receive either the Second Tranche Shares or a cash payment in an amount equal to the number of such shares times the average closing price for the 10 trading days preceding such election. If the Second Tranche Shares have not been issued by February 28, 2010, the Filing Person will receive the cash payment from the Issuer.

The following description does not purport to cover all of the provisions of the Stock Purchase Agreement and is qualified in its entirety by reference to the full agreement, which has been filed as Exhibit 7(a) hereto and is incorporated into this Item 6 by reference.

Transfer Restrictions. Under the terms of the Stock Purchase Agreement, the Shares may not be resold except pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”) or an available exemption from registration under the Securities Act and applicable state securities laws. In addition, the Filing Person is contractually restricted from selling the Shares to any of the Issuer’s competitors or any activist investor until August 16, 2010.

Standstill Period. The Shares are also subject to a “Standstill Period” commencing on August 16, 2009 and ending on the first to occur of (1) termination of the exclusivity period of the joint development, marketing and sales collaboration between the Issuer and Ormco, (2) February 16, 2011, or (3) a Standstill Termination Event (as defined below) (such period, the “Standstill Period”), during which time the Filing Person may not: (i) acquire any voting securities or rights to acquire any voting securities such that the Filing Person would beneficially own in excess of approximately 11.4% of the outstanding voting securities of the Issuer (the “Contemplated Percentage”); provided, however, if a party or group of persons formed for the purpose of acquiring, holding, voting or disposing of voting securities which would be required under Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) to file a statement on Schedule 13D (a “13D Group”) acquires more shares of outstanding Issuer common stock than the Contemplated Percentage, the Contemplated Percentage will be increased to that percentage, but not in excess of 14.9%; (ii) participate in any solicitation of proxies; (iii) subject any Shares to any voting arrangement or agreement with any third party; (iv) make any public announcement of or proposal for extraordinary transaction involving the Issuer; (v) form or join a 13D Group, or other group for the purpose of acquiring, holding, voting or disposing of securities of the Issuer; (vi) otherwise act or seek to control the management, board of directors or policies of the Issuer; or (vii) take any action that would reasonably be expected to require the Issuer to make a public announcement regarding the possibility of any of the events described above.

A “Standstill Termination Event” means: (i) the Issuer enters into any agreement with respect to any change in control of the Issuer; (ii) any person or 13D Group shall have become the beneficial owner of 20% or more of any class of securities of the Issuer; (iii) the Issuer redeems any rights under any shareholder rights plan to facilitate any change in control or any acquisition of securities by any person or 13D Group, unless with respect to a modification which would result in a person or 13D Group becoming the beneficial owner of less than 20% of any class of securities of the Issuer, the Issuer contemporaneously takes such action as may be necessary to permit the Filing Person to acquire the same beneficial ownership in the aggregate as such person or 13D Group and the Issuer agrees to amend the definition of “Contemplated Percentage” to permit such acquisition; (iv) a tender or exchange offer is made that if consummated would constitute a change in control of the Issuer; (v) any person or 13D Group publicly announces an intention to commence a tender or exchange offer that if consummated would constitute a change in control of the Issuer; (vi) any person or 13D Group commences a proxy solicitation by which the person or 13D Group would, if successful, elect or acquire the ability to elect a majority of the board of directors of the Issuer; or (vii) the Issuer makes an assignment for the benefit of creditors or commences any proceeding under any bankruptcy, reorganization, insolvency, dissolution or liquidation law of any jurisdiction or any such petition is filed or any such proceeding is commenced against the Issuer or any of its subsidiaries.

Notwithstanding the above, nothing in the Stock Purchase Agreement prevents or limits the Filing Person from: (i) subject to the transfer restrictions and voting obligations set forth elsewhere in the Stock Purchase Agreement, voting (including the granting or withholding of any consent) or disposing of any voting securities then beneficially owned by the Filing Person or its affiliates in any manner; (ii) making confidential proposals to the Issuer’s board of directors with respect to transactions involving the Issuer, any of the Issuer’s subsidiaries or any properties, assets or businesses of the Issuer or any of the Issuer’s subsidiaries; (iii) making any offer or entering into any agreement with respect to, or otherwise consummating, any transaction involving the Issuer or Issuer securities, assets or properties in the ordinary course of business or pursuant to the terms of the joint development, marketing and sales collaboration between the Issuer and Ormco or any subsequent definitive agreement with the Issuer; or (iv) acquiring or offering to acquire, directly or indirectly, any company or business unit thereof that beneficially owns Issuer securities so long as such securities are not a material portion of the assets of such company or business unit.

Voting Commitments. In addition, during the Standstill Period, the Filing Person has agreed to vote all of the Shares then owned by the Filing Person in favor of all ordinary course, non-extraordinary matters approved by the Issuer’s board of directors where such matters are submitted to a vote, action by written consent or other approval of the Issuer’s stockholders, including nominees to the Issuer’s board of directors in accordance with recommendations of the board of directors, increases in the authorized capital stock of the Issuer and amendments to, or adoptions of, employee stock option plans and employee stock purchase plans, in each case which are approved by the Issuer’s board of directors.

Pre-Emptive Rights. The Filing Person also has a preemptive right on certain issuances of securities by the Issuer to maintain its Contemplated Percentage. If at any time the Issuer makes any public or nonpublic offering or sale of any securities, other than those issued (i) pursuant to the granting or exercise of stock options or awards under the Issuer’s stock incentive plans approved by the Issuer’s board of directors, (ii) in connection with acquisitions by the Issuer to stockholders of acquired companies, or (iii) to banks or similar institutions pursuant to leasing or debt financing transactions, in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships, or to suppliers or third party service providers in connection with the provision of goods or services (the “New Securities”), the Filing Person has the right to acquire on the same terms up to the amount of New Securities required to enable the Filing Person to maintain the Contemplated Percentage.

Registration Rights. In addition, upon the Filing Person’s request, the Issuer has agreed to prepare and file a shelf registration statement after August 16, 2010 covering the public resale of all Shares, subject to certain conditions, including the Issuer’s right to postpone such registration as a result of a registration initiated by the Issuer, or if in the good faith judgment of the Issuer’s board of directors, the filing of such shelf registration statement would be detrimental to the Issuer. The Issuer has also agreed to allow the Filing Person to “piggyback” its Shares on any registration initiated by the Issuer (other than the registration of securities and/or options or other rights in respect thereof solely registered on Form S-4 or Form S-8), subject to the Issuer’s right to cutback the amount of such Shares from the registration under certain conditions. The Issuer will be obligated to indemnify the Filing Person, and the Filing Person will be obligated to indemnify the Issuer, against specified liabilities in connection with misstatements or omissions in any registration statement.

Item 7. Material to Be Filed as Exhibits

7(a)        Stock Purchase Agreement, dated as of August 16, 2009, between Align Technology, Inc. and Danaher Corporation.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 20, 2009

DANAHER CORPORATION

By:	/s/ Daniel L. Comas
Name:	Daniel L. Comas
Title:	Executive Vice President and Chief Financial Officer

SCHEDULE I

Directors and Executive Officers of the Reporting Persons

Set forth below are the name and present principal occupation or employment of each director and executive officer of Danaher Corporation. The business address of each such person is 2099 Pennsylvania Avenue, N.W., 12th Floor, Washington, D.C. 20006 and each such person is a United States citizen. Directors of Danaher are indicated with an asterisk.

Name	Present Principal Occupation or Employment

Mortimer M. Caplin*	Member of Caplin & Drysdale, a law firm in Washington, D.C.

H. Lawrence Culp, Jr.*	President and Chief Executive Officer of Danaher Corporation.

Donald J. Ehrlich*	Retired as President and Chief Executive Officer of Schwab Corp., a manufacturer of fire-protective safes, files, cabinets and vault doors, in July 2008.

Linda P. Hefner*	Executive Vice President of Merchandising and Replenishment for Sam’s Club, a division of Wal-Mart Stores Inc.

Walter G. Lohr, Jr.*	Partner of Hogan & Hartson, a law firm in Baltimore, Maryland.

Mitchell P. Rales*	Chairman of the Executive Committee of Danaher Corporation’s Board of Directors. In addition, he is a principal in private and public business entities in the manufacturing area.

Steven M. Rales*	Chairman of the Board of Danaher Corporation. In addition, he is a principal in private and public business entities in the areas of manufacturing and film production.

John T. Schwieters*	Vice Chairman of Perseus, LLC, a merchant bank and private equity fund management company.

Alan G. Spoon*	Managing General Partner of Polaris Venture Partners, a company which invests in private technology firms.

Daniel L. Comas	Executive Vice President and Chief Financial Officer of Danaher Corporation.

William K. Daniel II	Executive Vice President of Danaher Corporation.

Thomas P. Joyce, Jr.	Executive Vice President of Danaher Corporation.

Philip W. Knisely	Executive Vice President of Danaher Corporation.

James A. Lico	Executive Vice President of Danaher Corporation.

James H. Ditkoff	Senior Vice President-Finance and Tax of Danaher Corporation

Jonathan P. Graham	Senior Vice President-General Counsel of Danaher Corporation.

Robert S. Lutz	Vice President-Chief Accounting Officer of Danaher Corporation.

Daniel A. Raskas	Vice President-Corporate Development of Danaher Corporation.